UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September 2007

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):              .

On September 24, 2007, the Company issued a press release announcing that the Company has received a commitment for RMB150 million (approximately US$20 million) of new financing from a Chinese bank in the form of a secured multi-currency revolving credit facility. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED
Date: September 25, 2007
	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated September 24, 2007, announcing that the Company has received a commitment for RMB150 million (approximately US$20 million) of new financing from a Chinese bank in the form of a secured multi-currency revolving credit facility.

Exhibit 99.1

ASAT Holdings Limited Announces $20 Million of New Financing

HONG KONG and MILPITAS, Calif., — September 24, 2007 – ASAT Holdings Limited (Nasdaq: ASTT) (the “Company”), a global provider of semiconductor package design, assembly and test services, today announced that its Chinese subsidiary ASAT Semiconductor (Dongguan) Limited (“ASDL”) has received a commitment for RMB150 million (approximately US$20 million) of new financing from a Chinese bank in the form of a secured multi-currency revolving credit facility.

“As we have previously discussed, the key near-term objective has been to strengthen our financial position. By obtaining the credit facility we have delivered on this important goal and achieved another milestone in the implementation of our financial turnaround plan,” said Kei Hong Chua, chief financial officer of ASAT Holdings Limited. “The facility supplements our existing cash flow and provides us with resources to expand our business during a period of positive growth for ASAT and our industry.

“We believe the overwhelming support we received in our recent consent solicitation and the competitive terms of this financing package demonstrate the fundamental soundness of our business,” said Mr. Chua. “In the last 12 months we have undertaken a complete re-engineering of nearly every aspect of how we do business. We have made enormous progress and ASAT is emerging as a strong competitor in the assembly and test market.”

Financing Terms

The multi-currency revolving credit facility has an aggregate commitment of RMB150 million secured by ASDLs trade receivables. Interest on borrowings under the facility will be at the applicable index rate plus 0.80%.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 18 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of

1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding compliance with Nasdaq listing requirements, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including the availability of capital to continue to support and further expand the Company’s operations, conditions in the overall semiconductor market and economy, the need for additional funding and the risk that financing may not be obtained, our progress in ramping our new China facility, acceptance and demand for the Company’s products and services, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, our ability to obtain additional new financing, the possible delisting of the Company’s securities from Nasdaq, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 10, 2006 and the section entitled “Risk Factors” in our quarterly reports on Form 6-K filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Kei Hong Chua

Chief Financial Officer

ASAT Holdings Limited

kh_chua@asathk.com

Jim Fanucchi

Summit IR Group Inc

408.404.5400

ir@asat.com